

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

David Payne
Chief Executive Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re: Westamerica Bancorporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2023**
> **File No. 001-09383**

Dear David Payne:

 We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 17, 2023

Pay versus Performance, page 26

1. Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts are reflected in the rows titled "Year over year change in fair value of outstanding and unvested equity awards" and "Year over year change of equity awards granted in prior years that vested in the year." Specifically, equity awards granted in prior years that remain unvested or that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the end of the fiscal year or the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(C)(iv) of Regulation S-K.

2. It appears that you have failed to provide the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

3.   We note that you have included "Return on Equity" in your pay versus performance table as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi), but you have included "Return on Average Equity" in the Tabular List provided pursuant to Regulation S-K Item 402(v)(6). Please ensure your Company-Selected Measure is described correctly and included in the Tabular List.

    Please contact Jane Park at 202-551-7439 or Jennifer Zepralka at 202-551-2243 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program